December 13, 2006

Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Nuveen Investment Trust V

Registration on Form N-1A

File Nos. 333-138592 and 811-21979

Dear Ms. Cole:

We received your letter dated December 8, 2006 setting forth your comments regarding the Registration Statement on Form

N-1A of Nuveen Investment Trust V (the “Fund”) on behalf of its series, the Nuveen Preferred Securities Fund. This letter serves to respond to your comments. For your convenience, we have structured our response to address each of your comments in the order set forth in your letter.

General Comments

1.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, or on financial statements and exhibits added in any pre-effective amendments.

RESPONSE TO COMMENT 1

Pre-effective Amendment No. 1 is being filed as of even date herewith with additional information, financial statements and exhibits. We will complete all required information in the Registration Statement and file all necessary exhibits in subsequent amendments to the Registration Statement.

2.	Please advise us if you have submitted an exemptive application or no-action request in connection with the registration statement.

RESPONSE TO COMMENT 2

We have not filed an exemptive application or no-action in connection with the Registration Statement.

3.	Please inform us supplementally whether the NASD has reviewed the terms and arrangements of the offering, and whether it has raised any concerns about any aspect of the offering.

RESPONSE TO COMMENT 3

The NASD has not reviewed the terms and arrangements of this offering and has not raised any concerns about any aspect of the offering.

Prospectus

4.	How the Fund Pursues Its Objective—the disclosure states that the Fund does not intend to invest extensively in preferred stock. Please describe the other preferred securities in which the Fund is expected to invest.

RESPONSE TO COMMENT 4

In response to your comment, additional disclosure has been added to the Prospectus.

5.	Please identify the Fund as a non-diversified fund before it is mentioned in the risk section.

RESPONSE TO COMMENT 5

In response to your comment, additional disclosure has been added to the Prospectus.

6.	Add appropriate risk disclosure if investments in futures, forward contracts, options and swaps are expected to constitute principal investment strategies of the Fund.

RESPONSE TO COMMENT 6

In response to your comment, additional disclosure has not been added to the Prospectus because we believe that investments in futures, forward contracts, options and swaps will not constitute principal investment strategies of the Fund.

TANDY ACKNOWLEDGEMENT

In connection with the Fund’s Registration Statement, the Fund acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

•	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours, CHAPMAN AND CUTLER LLP

By:	/S/ MORRISON C. WARREN
Morrison C. Warren

cc:	Jessica R. Droeger

Eric F. Fess